UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-40333

LARGO INC.
(Translation of registrant's name into English)

199 Bay Street

Commerce Court West, Suite 5300

Toronto, Ontario MSL 1B9

Canada

(416) 861-9797

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	News Release dated September 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LARGO INC.
(Registrant)

Date: September 23, 2026	By:	/s/ Alberto Arias
Alberto Arias
	Title:	Co-Chief Executive Officer